

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 11, 2017

VIA E-MAIL

Darin Smith, Esq.
Lead Director and Associate General Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: AXA Equitable Life Insurance Company
       Initial Registration Statement on Form S-3
       File No. 333-216083

       Separate Account No. 49 of AXA Equitable Life Insurance Company
       Initial Registration Statement on Form N-4
       File Nos. 333-216084; 811-07659

Dear Mr. Smith:

On February 15, 2017, you filed the above-referenced initial registration statement on Form S-3 on behalf of AXA Equitable Life Insurance Company (the "Company") and the above-referenced initial registration statement on Form N-4 on behalf of the Company and its separate account. We have given the registration statements a selective review. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbers refer to the prospectus included in the Form N-4 registration statement.

PROSPECTUS

Cover Page

3. "Contract value" is not a defined term in the prospectus. Please replace "contract value" with "account value" throughout the prospectus.

4. In the sixth paragraph, please disclose that Segment Durations are for six years, unless the next Segment Start Date is less than six years from the contract's maturity date, in which case Segment Durations are for one year.

Definition of Key Terms (pp. 6-7)

5. Segment Buffer. Please disclose that the Segment Buffer for 1-year Standard Segments is -10%.

6. Segment Duration. Please disclose that Segment Durations are for six years, unless the next Segment Start Date is less than six years from the contract's maturity date, in which case Segment Durations are for one year.

Structured Capital Strategies Plus at a Glance - Key Features (pp. 8-10)

7. In the footnote to the chart comparing the differences between Segment Types, please indicate that the iShares® MSCI EAFE EFT is not available with the 1-year Standard Segments.

Fee Table - Examples (p. 12)

8. Please update the expense examples to reflect the 1.15% variable investment option fee.

Risk Factors (pp. 13-15)

9. If none of the Indices expose an investor to commodity investments, then please remove all disclosure relating to commodities to avoid investor confusion.

10. When stating on page 14 that a beneficiary is not permitted to allocate account value to a Segment if the beneficiary has elected the "5-year rule," please briefly define or otherwise explain the 5-year rule. Further, please clarify in the disclosure whether "allocate" is meant to refer to the "transfer" of account value to a Segment, *e.g.*, if account value was in a Segment when the beneficiary became the owner, would it remain there for the Duration of the Segment?

    If true, please disclose that a beneficiary who elects the 5-year rule must transfer all account value out of any existing Segments (*e.g.*, page 46 of the prospectus states that "if the beneficiary has chosen the '5-year rule,' amounts may not be invested in Segments"), and disclose the consequences of transferring out of a Segment before the

Segment Maturity Date, with a reference to disclosure about Segment Interim Value and/or Appendix III.

Please make corresponding changes throughout the prospectus regarding this restriction.

11. When discussing the availability of 1-year Standard Segments in the next paragraph, please revise the statement that an owner "cannot invest in Segments with a Segment Duration of more than 1 year" to clarify that an owner can *only* invest in 1-year *Standard* Segments, and the iShares® MSCI EAFE EFT is not available.

12. Please consider moving the paragraph on page 15 that describes the risks relating to investments in foreign securities to the discussion on the iShares MSCI EAFE ETF. The other Indices available under the Contract are U.S. equity indices.

Contract Features and Benefits – Allocating Your Contributions (p. 22)

13. As disclosed in the prospectus, the Company may limit the total number of Segments that may be active in a contract, and will reallocate a Segment transfer request to the EQ/Money Market variable investment option if such transfer would cause a contract to exceed this limit. Please disclose the actual limit (*i.e.*, the total number of Segments that may be active under a contract) here and on page 35 of the prospectus. In addition, please indicate how and when a Contract Owner will be informed that a transfer to a Segment did not go through and requested to make alternative allocation instructions.

Contract Features and Benefits – Portfolios of the Trust (p. 23)

14. In the fourth and fifth paragraphs, please revise the disclosure to eliminate references to AXA Fund of Fund Portfolios and to guaranteed benefits, neither of which are available under the Contract.

Contract Features and Benefits – Performance Cap Rate (pp. 25-26)

15. In the third paragraph, please disclose that the minimum Performance Cap Rate for 1-year Standard Segments is 2%.

Contract Features and Benefits – Segment Maturity Value (pp. 28-30)

16. Please explain supplementally how the assumptions in the examples (*e.g.*, the 45% and 12% Performance Cap Rates) are reasonable in light of current and anticipated market conditions.

Contract Features and Benefits – Suspension, Termination and Changes to Segment Types and Indices (p. 31)

17. When discussing possible alternative Indices, please refer to the iShares MSCI EAFE ETF rather than to the NASDAQ Index, which is not available under the Contract.

Determining Your Contract's Value (p. 34)

18. When stating that "all Standard Segments and Annual Lock Segments have a 6-year Segment Duration," please clarify that if the next Segment Start Date is less than six years from the contract's maturity date, then Segments have a 1-year Segment Duration.

Transferring Your Money Among Investment Options (pp. 35-36)

19. The prospectus states that an owner may not transfer out of a Segment before its Segment Maturity Date, "which is 6 years for all Standard and Annual Lock Segments." Please clarify that Segment Durations are for one year if the next Segment Start Date is less than six years from the contract's maturity date.

Incorporation of Certain Documents by Reference (p. 70)

20. Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K (*e.g.*, Form 8-K filed by the Company on February 17, 2017). *See* Item 12(a)(2) of Form S-3.

Appendix III: Segment Interim Value

21. The Company may determine the Segment Interim Value by calculating the present value of the Segment Investment using an investment rate chosen at its discretion. The prospectus discloses that investment rates are "interest rates associated with investment grade fixed income instruments which can be used to back the Segment." Please disclose: (a) additional information regarding what an investment rate is and how such rates may be chosen by the Company; (b) why the Company may utilize an investment rate rather than a risk-free swap rate, including why the Company believes an investment rate may be more appropriate than a risk-free rate; and (c) the potential consequences to contract owners resulting from the Company's discretion in choosing the rate (*e.g.*, withdrawal amounts will be lower under a discretionary rate than a risk-free rate because the investment rate is expected to be higher than the risk-free rate; if a high discretionary rate is chosen, withdrawal amounts will be lower even if prevailing market rates are low).

   Please add corresponding disclosure regarding the potential consequences to contract owners to the cover page and Risk Factors section of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

22. When describing part (c) of the calculation of Unit Values, please refer to the "variable investment option fee" rather than the "contract fee," and update the effective annual rate to reflect the 1.15% fee.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel